CONFIDENTIAL
January 11, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Nicholas P. Panos, Senior Special Counsel Office of Mergers and Acquisitions

Re:	Wanda Sports Group Company Limited Schedule TO-T Schedule 13E-3 Filed on December 23, 2020 by Wanda Culture Holding Co., Ltd., et al. File No. 005-91359

Dear Mr. Panos:
On behalf of Wanda Culture Holding Co. Ltd. (“Parent”) and Wanda Sports & Media (Hong Kong) Holding Co. Ltd. (“Purchaser” and together with Parent, “Wanda”), we submit this letter in response to comments from the staff (the “Staff”) of the Office of Mergers and Acquisitions of the U.S. Securities and Exchange Commission (the “SEC”) received by letter, dated January 4, 2021, relating to Wanda’s Tender Offer Statement on Schedule TO-T (“Schedule TO-T”) and Wanda’s Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), in each case filed and submitted to the SEC on December 23, 2020, containing the offer to purchase all issued and outstanding class A Ordinary Shares of Wanda Sports Group Company Limited (the “Company” and the offer, the “Offer to Purchase”).
Please find enclosed a submission of Amendment No. 1 to Schedule TO-T (“Amendment No.1 to Schedule TO-T”) and Amendment No. 1 to Schedule 13E-3 (“Amendment No. 1 to Schedule 13E-3” and

together with Amendment No. 1 to Schedule TO-T, the “Amendments”), clean and marked to show changes against the respective versions previously filed and submitted to the SEC on December 23, 2020, including the changes discussed below.  The Amendments are filed concurrently with the submission of this letter in response to the Staff’s comments.
In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the response of our client.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the respective Amendment.  Except as otherwise specifically indicated, page references in this letter correspond to the pages in the marked version of the respective Amendment.  Please note that the page number references in your comments may no longer refer to the same page number(s) in the respective Amendment as the pagination has changed.
Schedule TO-T
1.	Item 13. Information Required by Schedule 13E-3
Given that the cover page indicates that the transaction is subject to Rule 13e-3, and the filing fee has been paid based on an assessment that the transaction is subject to Section 13(e), the reference under this line item to “Not applicable” appears to have been made in error.  Please revise to remove the implication the cited rule and section are inapplicable, or advise.
Wanda respectfully submits, after careful consideration of Rule 14d-100 and Form Schedule TO, that Item 13 is not applicable as the filing persons elected not to file a combined Schedule TO/Schedule 13E-3. A separate Schedule 13E-3 was filed on December 23, 2020.
Exhibit (a)(1)(i) – Offer to Purchase
2.
The legend required by Rule 13e-3(e)(1)(iii) has been printed in bold typeface on page five of the Offer to Purchase.  This legend, however, must appear “on the outside front cover page” of a disclosure document regulated under Rule 13e-3.  Please revise.

Response to Comment 2
In response to the Staff’s comment, the legend now appears as the fifth paragraph of the cover of the Offer to Purchase.
SEC Deregistration, page 29
3.
We note the estimated $7 million in annual cost savings expected to be achieved by virtue of the subject company no longer being required to file periodic reports pursuant to, or otherwise being required to comply with, the federal securities laws.  Please identify the constituency expected to benefit from the annual savings in regulatory compliance-related costs.  See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Response to Comment 3
In response to the Staff’s comment, the following has been added immediately after the reference to the US$7 million figure: “, allowing the Company to save such costs, and”… .

Financial Analyses of Deutsche Bank, page 32
4.
Please advise us, with a view toward revised disclosure, how Parent and Purchaser complied with Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(2)-(5) and (c) of Regulation M-A.  At present, this information does not appear to have been provided notwithstanding the inclusion of disclosure compliant with Item 1015(b)(6) of Regulation M-A.

Response to Comment 4
In response to the Staff’s comment, the disclosure has been updated to provide the information required by Item 1015(b)(2)-(5) and (c) of Regulation M-A.
Position of Purchaser Regarding Fairness of the Going Private Transactions, page 35
5.
Please revise to provide the fairness determination of Wanda Culture Holding Co., Ltd.  While a joint filing is permissible, each affiliate must produce a fairness determination and otherwise comply with Rule 13e-3 and corresponding Schedule 13E-3.  See Q & A # 5 in Exchange Act Release No. 17719 (April 13, 1981).  In addition, in light of the disclosure provided under Item 13 of Schedule TO, please briefly confirm for us that each affiliate engaged in a Rule 13e-3 transaction has fully complied with Rule 13e-3(e)(1)(i) and (ii).

          Response to Comment 5
In response to the Staff’s comment, the disclosure in respect of the fairness determination has been amended to make reference to both Purchaser and Parent.  Additionally, Wanda confirms that each affiliate engaged in the Rule 13e-3 transaction has fully complied with Rule 13e-3(e)(1)(i) and (ii).
Position of Purchaser Regarding Fairness of the Going Private Transactions, page 35
6.
Section 13(e) and Rule 13e-3, by their terms, apply on a class-by-class basis and to each step of a multi-step transaction.  See the definition of “Rule 13e-3 transaction” in Rule 13e-3(a)(3) and the adopting release for Rule 13e-3, Release No. 34-16075 (August 2, 1979).  At present, the fairness determination is expressed in terms of a position taken with respect to ostensibly undefined “Going Private Transactions” despite a disclosure representing that a definition to the term exists.  Please revise to conform the fairness determination to the standards set forth in the cited regulatory provisions with respect to only the tender offer.  In addition, please provide us with a brief legal analysis as to whether or not a separate Schedule 13E-3 filing will be required for any transaction other than the instant tender offer.

Response to Comment 6
In response to the Staff’s comment, Wanda respectfully notes that the Offer to Purchase sets out the intention of Wanda to take the Company private through a series of identified transactions.  It states, for example, that “[t]he purpose of the Offer … and the other Going Private Tranactions … is to acquire a sufficient number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) such that there are fewer than 300 holders of Class A Ordinary Shares of record, thereby allowing the Company to deregister its Class A Ordinary Shares under

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), and suspend its reporting obligations under the Section 15(d) of the Exchange Act… .”  The success in achieving this goal will be determined in the first instance by the take-up in the Offer, which in turn will determine which of the Second Step Options will be pursued.  Two out of the three possible options (i.e., the Compulsory Acquisition and Depositary Sale), incidentally, will not involve any action on the part of beneficial owners of Class A Ordinary Shares and/or ADSs who did not tender in the Offer. The third option (i.e., the Share Consolidation) can be undertaken by Wanda regardless of whether any holders of Class A Ordinary Shares and/or ADSs that did not tender in the Offer are supportive or not (as Purchaser would control sufficient votes on its own to convene a General Meeting and to approve the Share Consolidation). Ultimately, all such holders will receive the Offer Price as a result of the Going Private Transactions, as did the holders who tendered in the Offer.
Wanda has considered the definition of “Rule 13e-3 transaction” in Rule 13e-3(a)(3) and, in particular, the reference to “series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii),” as well as discussions of multi-step transations in SEC Release 34-17719 (April 13, 1981).
Wanda respectfully submits that the protections afforded by Rule 13e-3 to unaffiliated security holders of a subject company (against “potentially coercive effects of going private transactions and potential for overreaching by issuers and their affiliates at the expense of minority shareholders”) are fully afforded to the Unaffiliated Security Holders by reason of the fairness determinations made in respect of the Going Private Transactions (which are defined to include the Offer as well as alternative Second Step Options that are integral to the Rule 13e-3 transaction).  Each of the fairness determinations, whether by Parent and Purchaser, by the Independent Board Committee or by the Board (based on the determination of the Independent Board Committee) were made in respect of the Going Private Transactions, and not just the Offer.
Based on the foregoing considerations, Wanda respectfully submits that the disclosures in the Offer to Purchase, the Schedule TO and the Schedule 13E-3 as to fairness determinations should continue to refer to the Going Private Transactions (and not just the Offer).  Wanda also submits that it should suffice, consistent with the response to Question 15 in SEC Release 34-17719) for amendments to be filed to the Schedule 13E-3 and Schedule TO to provide updates on the results of the Offer as well as the subsequent steps (in this case the relevant Going Private Transaction option).  Wanda is of the opinion that the filing of a new Schedule 13E-3 would not provide any additional information or protection to the Unaffiliated Security Holders.
Position of Purchaser Regarding Fairness of the Going Private Transactions, page 35
7.	Please revise to state the fairness of the transaction to unaffiliated security holders who do not tender. See Q & A # 19 in Exchange Act Release No. 17719 (April 13, 1981).
Response to Comment 7
In response to the Staff’s comment, the definition of Unaffiliated Security Holders in the Offer to Purchase, where the term is first used, has been amended to read as follows “all holders of Class A Ordinary Shares and ADSs other than Purchaser, the Associates and their respective affiliates, whether or not they tender in the Offer.”

Position of Purchaser Regarding Fairness of the Going Private Transactions, page 35
8.
In reproducing the required fairness determination, please disclose whether the tender offer consideration is fair in relation to the issuer’s going concern value.  See Item 8 of Schedule 13E-3, Item 1014(b) of Regulation M-A and Instruction 2 thereto.  To the extent the affiliates did not consider going concern value, that fact must be disclosed and/or the affiliates may adopt an analysis produced by another party such as the financial advisor.  See General Instruction E to Schedule 13E-3, which obligates the affiliates to provide any negative responses to Items 7-9, and Q&A’s 20-21 in Release No. 34-17719 (April 13, 1981).

Response to Comment 8
In response to the Staff’s comment, the discussion of going concern in the second and third paragraphs following the bullet points under “Special Factors—Section 5. Position of Parent and Purchaser Regarding Fairness of the Going Private Transactions” has been amended by adding an affirmative statement that Purchaser and Parent did not consider the Company’s going concern value.
Position of Purchaser Regarding Fairness of the Going Private Transactions, page 35
9.
Item 8 of Schedule 13E-3 and corresponding Item 1014(b) of Regulation M-A require each affiliate engaged in the Rule 13e-3 transaction to specifically address the factors upon which each relied in making the fairness determination required by Item 1014(a) of Regulation M-A.  In order to comply with Item 1014(b), this “discussion must include an analysis of the extent, if any, to which the filing person’s beliefs are based on the factors described [in Item 1014] (c), (d) and (e)…”  Negative responses are required pursuant to General Instruction E of Schedule 13E-3.  Please advise us where these required disclosures have been made, or produce them in the next amendment.

Response to Comment 9
In response to the Staff’s comment, Wanda respectfully submits that the consideration of the factors described in Item 1014(c) (Approval of security holders), (d) (Unaffiliated representative) and (e) (Approval of directors) have been addressed in the discussion of the position of the Purchaser (now amended to also include the position of the Parent).
Item 1014(c). The approval of security holders would not be relevant in respect of the Offer, but would be relevant in the context of the Compulsory Acquisition (the fourth bullet point in the discussion of negative factors, included in “Special Factors—Section 5. Position of Parent and Purchaser Regarding Fairness of the Going Private Transactions,” notes that no shareholder approval would be required for the Compulsory Acquisition) and the Share Consolidation (the fifth bullet point in the discussion of negative factors, included in “Special Factors—Section 5. Position of Parent and Purchaser Regarding Fairness of the Going Private Transactions,” notes that shareholder approval would be required, but is assured due to the ability of Purchaser to vote its shares, and that there are no dissenters’ rights).
Item 1014(d). In respect of the unaffiliated representative, Wanda respectfully notes that one of the factors considered by Purchaser (amended to include Parent) includes the composition and role of the Independent Board Committee, and in particular notes that the Independent Board Committee consists solely of independent and disinterested directors of the Company’s board of directors

(fourth bullet point under factors demonstrating procedural fairness, included in “Special Factors—Section 5. Position of Parent and Purchaser Regarding Fairness of the Going Private Transactions”).
Item 1014(e). The factor that refers to the recommendation of the Board (third bullet point under factors demonstrating procedural fairness, included in “Special Factors—Section 5. Position of Parent and Purchaser Regarding Fairness of the Going Private Transactions”) has been amended to cover both the determination as to fairness and the recommendation to tender, and to state that the determination and recommendation were made by all seven directors, including the independent and disinterested directors.
Effects of the Offer, page 38
10.
Please revise to state, in dollar amount and percentages, the interest of Wanda Culture Holding Co. Ltd. And Wanda Sports & Media (Hong Kong) Holding Co. Limited in the subject company’s net book value and net earnings before and after the tender offer.  See Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and corresponding Instruction 3.

Response to Comment 10:
In response to the Staff’s comment, the requested disclosure has been added.
Conditions of the Offer, pages 56-57
11.
The disclosure in the last paragraph indicates: “The failure [  ] by Purchaser [  ] to exercise any of its rights pursuant to [  ] the applicable rules and regulations of the SEC shall not be deemed a waiver of any such right…”  This statement suggests Purchaser may become aware that a condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without a disclosure being made.  As stated elsewhere in the Offer to Purchase, however, the offer materials must be amended to disclose material changes.  If Purchaser becomes aware of any condition being “triggered” that would enable termination of the Offer or otherwise cancel its obligation to accept tenders, and Purchaser elects to proceed with the Offer, we view that decision as being tantamount to a waiver of the condition and a material change to the Offer.  To the extent the referenced “rights” include those arising under the Offer to Purchase, please revise to avoid any inconsistency with respect to Purchaser’s stated understanding of its planned treatment of material changes.

Response to Comment 11
In response to the Staff’s comment, Wanda respectfully submits that the reference to “the applicable rules and regulations of the SEC” was intended to cover any obligation to disclose and amend offer materials should any waiver of any right be material or include any material change.
12.
All conditions to the offer, except those dependent upon the receipt of government approvals, must be satisfied or waived before the offer’s expiration date.  The disclosure that “each such right shall be deemed an ongoing right which may be asserted at any time and from time to time” leaves open the possibility conditions may be asserted following the offer’s expiration.  In addition, similar disclosure exists with respect Purchaser’s ability to waive conditions which, depending upon the materiality, may result in a material change.

Please revise to clarify, if true, that all conditions will be satisfied or waived prior to the offer’s expiration.
Response to Comment 12:
In response to the Staff’s comment, the last sentence of the conditions to offer has been amended to clarify that the Purchaser and/or the Parent cannot assert any right related to a condition of the Offer following the expiration of the Offer, at which point all conditions of the Offer will be deemed to be satisfied or waived.
13.
The conditions have been drafted to enable only the Purchaser, to the exclusion of Parent, to cancel its obligation to purchase tendered securities.  Parent, however, is viewed as a co- bidder under Rule 14d-1(g)(2) and a co-Offeror under General Instruction K.1 to Schedule TO.  Consequently, Parent is, in effect, making an unconditional offer and would have no means of cancelling its obligation to accept tenders.  Please revise or confirm that intention.

Response to Comment 13:
In response to the Staff’s comment, the conditions of the offer have been amended to clarify that each of the Parent and the Purchaser can cancel the obligations to purchase the tendered securities.
Fees and Expenses, pages 59
14.
The disclosure provided does not appear to have been drafted in accordance with Item 10 of Schedule TO and corresponding Item 1007(c) of Regulation M-A.  Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction, or advise.

Response to Comment 14
In response to the Staff’s comment, the disclosure on fees and expenses has been amended.
Schedule 13E-3
15.	Exhibit (c)(6)-(c)(7)
Disclosure in the associated Offer to Purchase at page 34 indicates Deutsche Bank Securities provided its materials “solely for the information of Purchaser.”  This representation may consequently limit reliance by any other person, including unaffiliated security holders.  A disclaimer at the forefront of Exhibit (c)(6) similarly explains that written consent is needed as a prerequisite to the reproduction of any Deutsche Bank Securities materials and states the materials were otherwise prepared for the exclusive use of the recipient.  Please include disclosure in the associated Offer to Purchase and/or these exhibits to remove the implication that unaffiliated security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Deutsche Bank Securities consents to the inclusion of such materials in this filing as well as the Schedule TO and that unaffiliated security holders may rely upon such information without limitation.  Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response to Comment 15
In response to the Staff’s comment, the disclosure has been amended to remove the word “solely” and to add a statement that Deutsche Bank consents to the filing of the referenced materials as exhibits to the Schedule 13E-3 and the incorporation by reference of such materials in the Offer to Purchase.  Wanda believes that the ability to rely is implied by such consent.
*   *   *
We would be grateful to receive any further comments on the Filings as promptly as practicable.  Please direct any questions or comments you may have about this filing to Mark S. Bergman (011 44 20 7367 1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302) of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Wanda.

Sincerely,
Your sincerely,

/s/ Mark S. Bergman
Mark S. Bergman

cc:	Maojun Zeng, Wanda Culture Holding Co., Ltd.
Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP